TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

04012960

SUPPL

RECEIVED FEB 18 2004

February 2, 2004

Securities Exchange Commission
450 5th Street N.W.
Washington, DC
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed Teryl Resources Corp. insider reports dated February 2, 2004 for the following:

SMR Investments, Ltd.
Susanne Robertson
John Robertson

If you have any questions or require further information please contact me at your convenience.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

ͅ5-102F6

ER REPORT

:tions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

IE OF THE REPORTING ISSUER (BLOCK LETTERS)

)URCES CORP.

)ER DATA

IIP(S) TO REPORTING

IIP ☐ YES ☒ NO

DATE OF LAST REPORT FILED: DD 20 MM 08 YY 03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: JOHN

NO. 11871 STREET HORSESHOE WAY APT 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

ER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A ATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	1,752,064	Please see attachment							☐	1,750,546	1	
	990,000								☐	990,000	1	
	285,200								☐	285,200	2	ACCESS INFO. SERV.
TS	110,250								☐	110,250	2	ACCESS INFO. SERV.

☒ YES ☐ NO

l as a uniform report for the insider reporting
ler all provincial securities Acts. The terminology
o accommodate the various Acts.

ENCE ☒ ENGLISH ☐ FRENCH

OR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 02 MM 02 YY 04

hn Robertson report dated February 2, 2004 - Teryl Resources Corp.

ss	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
MMON	1,752,064	23-Jan-04	10		1,500	$0.70	1,750,564	1	
TION	990,000						990,000	1	
MMON	285,200						285,200	2	Access Information Services
ARRANTS	110,250						110,250	2	Access Information Services

55-102F6

)ER REPORT

ctions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

ME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOURCES CORP.

IDER DATA

SHIP(S) TO REPORTING

	DD	MM	YY
DATE OF LAST REPORT FILED	04	11	03
OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER			

N SHIP T ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SMR INVESTMENTS LTD.

GIVEN NAMES:

NO.: 11871 STREET: HORSESHOE WAY APT: 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

IDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
GNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
ON	4,697,783								☐	4,654,283	1	
									☐			
NTS	120,000								☐	120,000	1	

Please see attachment

NT ☒ YES ☐ NO

used as a *uniform report* for the insider reporting under all provincial securities Acts. The terminology ric to accommodate the various Acts.

NDENCE ☒ ENGLISH ☐ FRENCH

PY FOR YOUR FILE

F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON SIGNATURE: [signature] DATE OF THIS REPORT DD 02 MM 02 YY 04

R Investments Ltd. report dated February 2, 2004 - Teryl Resources Corp.

ss	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
MMON	4,697,783	4-Nov-03	10		9,000	$0.44	4,688,783	1	
MMON		10-Nov-03	10	1,000		$0.41	4,689,783	1	
MMON		10-Nov-03	10	5,000		$0.40	4,694,783	1	
MMON		17-Nov-03	10		7,500	$0.57	4,687,283	1	
MMON		18-Nov-03	10		10,000	$0.57	4,677,283	1	
MMON		19-Nov-03	10		1,500	$0.57	4,675,783	1	
MMON		21-Nov-03	10		15,000	$0.64	4,660,783	1	
MMON		10-Dec-03	10	10,000		$0.56	4,670,783	1	
MMON		10-Dec-03	10	10,000		$0.54	4,680,783	1	
MMON		29-Dec-03	10		15,000	$0.69	4,665,783	1	
MMON		31-Dec-03	10		2,500	$0.72	4,663,283	1	
MMON		19-Jan-04	10	7,000		$0.60	4,670,283	1	
MMON		21-Jan-03	10		9,000	$0.74	4,661,283	1	
MMON		23-Jan-03	10		7,000	$0.70	4,654,283	1	
RRANTS	120,000						120,000	1	

55-102F6
)ER REPORT
ctions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

ME OF THE REPORTING ISSUER (BLOCK LETTERS)

;OURCES CORP.

IDER DATA

SHIP(S) TO REPORTING

DATE OF LAST REPORT FILED: DD 04 MM 11 YY 03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD MM YY

SHIP T ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON
GIVEN NAMES: SUSANNE
NO.: 11871 STREET: HORSESHOE WAY APT: 1103
CITY: RICHMOND
PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5
BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT
BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUIBEC
☐ SASKATCHEWAN

IDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
GNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
ON	689,100								☐	757,600	1	
	500,000								☐	500,000	1	
NTS	0								☐	145,000	1	
ON	4,697,783								☐	4,697,783	2	SMR INVESTMENTS LTD
NTS	120,000								☐	120,000	2	SMR INVESTMENTS LTD

please see attachment

NT ☒ YES ☐ NO

ised as a uniform report for the insider reporting under all provincial securities Acts. The terminology ric to accommodate the various Acts.

NDENCE ☒ ENGLISH ☐ FRENCH

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SUSANNE ROBERTSON
SIGNATURE: [signature]
DATE OF THIS REPORT: DD 02 MM 02 YY 04

PY FOR YOUR FILE

F6 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

ısanne Robertson report dated February 2, 2004 - Teryl Resources Corp.

ass	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
)MMON	689,100	13-Nov-03	10		101,500	$0.43	587,600	1	
		17-Nov-03	10		500	$0.51	587,100	1	
		17-Nov-03	10		10,000	$0.50	577,100	1	
		17-Nov-03	10		39,500	$0.49	537,600	1	
		18-Nov-03	10		10,000	$0.57	527,600	1	
		18-Nov-03	10		10,000	$0.59	517,600	1	
		18-Nov-03	10		10,000	$0.58	507,600	1	
		19-Nov-03	10		10,000	$0.60	497,600	1	
		19-Nov-03	10		10,000	$0.62	487,600	1	
		19-Nov-03	10		10,000	$0.59	477,600	1	
		24-Nov-03	11	290,000		$0.35	767,600	1	
		27-Jan-04	10		10,000	$0.82	757,600	1	
ARRANTS		24-Nov-03	11	145,000			145,000	1	
PTION	500,000						500,000	1	
)MMON	4,697,783						4,697,783	2	SMR INVESTMENTS LTD
ARRANTS	120,000						120,000	2	SMR INVESTMENTS LTD